SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Bridgetown 2 Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G1355V 103

(CUSIP Number)

Daniel Wong

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

Telephone: +852 2514 8888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1355V 103

1	Names of Reporting Person. Bridgetown 2 LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Cayman

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,208,662 (1)
	8	Shared Voting Power (see Item 5 below) 6,900,000 (1)
	9	Sole Dispositive Power 6,208,662 (1)
	10	Shared Dispositive Power (see Item 5 below) 6,900,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,108,662 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.1%
14	Type of Reporting Person OO

(1)	Includes (i) 6,208,662 Class B ordinary shares of the Issuer, $0.0001 par value (“Class B Ordinary Shares”), which are automatically convertible into the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares” and together with the Class B Ordinary shares, the “Ordinary Shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Placement Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-251860) and (ii) 3,650,000 Class A Ordinary Shares purchased by FWD Life Insurance Public Company Limited in the IPO (as defined below) at $10.00 per share and 3,250,000 Class A Ordinary Shares purchased by FWD Fuji Life Insurance Company Limited, in the IPO at $10.00 per share. Each of FWD Life Insurance Public Company Limited and FWD Fuji Life Insurance Company Limited may be deemed to be an affiliate of Bridgetown 2 LLC (the "Sponsor").

CUSIP No. G1355V 103

1	Names of Reporting Person. Li Tzar Kai, Richard (“Richard Li”)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 13,108,662 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 13,108,662 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,108,662 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.1%
14	Type of Reporting Person IN

(1)	Includes (i) 6,208,662 Class B Ordinary Shares of the Issuer, which are automatically convertible into the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares and Placement Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-251860) and (ii) 3,650,000 Class A Ordinary Shares of the Issuer purchased by FWD Life Insurance Public Company Limited in the IPO at $10.00 per share and 3,250,000 Class A Ordinary Shares of the Issuer purchased by FWD Fuji Life Insurance Company Limited, in the IPO at $10.00 per share. Each of FWD Life Insurance Public Company Limited and FWD Fuji Life Insurance Company Limited may be deemed to be an affiliate of the Sponsor.

CUSIP No. G1355V 103

1	Names of Reporting Person. FWD Life Insurance Public Company Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Thailand

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,650,000
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,650,000
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,650,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person OO

CUSIP No. G1355V 103

1	Names of Reporting Person. FWD Fuji Life Insurance Company Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,250,000
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,250,000
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%
14	Type of Reporting Person OO

SCHEDULE 13D

This Schedule 13D is filed on behalf of Bridgetown 2 LLC, a Caymans Islands exempted company (the “Sponsor”), Li Tzar Kai, Richard (“Richard Li”), FWD Life Insurance Public Company Limited (“FWD Life”) and FWD Fuji Life Insurance Company Limited (“FWD Fuji” and collectively with the Sponsor, Richard Li and FWD Life, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares”)

Issuer:	Bridgetown 2 Holdings Limited (the “Issuer”)

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)	the Sponsor;

(ii)	Richard Li, indirect owner of the sole member of the Sponsor and indirect majority owner of each of FWD Life Insurance Public Company Limited (“FWD Life”) and FWD Fuji Life Insurance Company Limited (“FWD Fuji”);

(ii)	FWD Life Insurance Public Company Limited; and

(ii)	FWD Fuji Life Insurance Company Limited.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after inquiry.

(b) The address of the principal business and principal office of each of the Sponsor and Richard Li is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong. The address of the principal business and principal office of FWD Life is14th, 16th, 26th - 29th Floor, 130-132 Sindhorn Building Tower 3, Wireless Road, Lumpini, Pathumwan, Bangkok 10330, Thailand. The address of the principal business and principal office of FWD Fuji is 2-2-5 Nihonbashi-Honcho, Chuo-ku, Tokyo, Japan.

(c) The Sponsor is not an operating entity. It has served as sponsor of the Issuer prior to its IPO (as defined below) and holds securities of the Issuer. Richard Li currently serves as founder, chairman, and chief executive of Pacific Century Group. Each of FWD Life and FWD Fuji is a life insurance carrier.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Cayman Islands exempted company. Mr. Li is a citizen of Canada. FWD Life is Thai public limited company. FWD Fuji is Japanese joint stock company.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $69,025,000. The source of these funds was the working capital of the Sponsor and its affiliates.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on November 3, 2021, the Sponsor purchased an aggregate of 15,812,500 Class B Ordinary Shares (the “Founder Shares”) for $25,000. In December 2020, the Sponsor returned to the Issuer for cancellation, at no cost, an aggregate of 10,062,500 Founder Shares, and transferred 947,097 Founder Shares to the Issuer’s Chief Executive Officer, 299,241 Founder Shares to an affiliate of the sponsor and 5,000 Founder Shares to each of the Issuer’s independent directors and senior advisor, which amounts have been adjusted for the share dividend in January 2021 of 0.3 shares for each Ordinary Share in issue, as well as transfers back to the Sponsor by the Issuer’s independent directors and senior advisor of Founder Shares which they received as a result of the share dividend. On January 28, 2021, in connection with the full exercise of the underwriters’ over-allotment option, no Founder Shares were subject to forfeiture, resulting in the Sponsor owning 6,208,662 Class B Ordinary Shares on such date.

The Class B Ordinary Shares are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Class B Ordinary Shares will be automatically converted into Class A Ordinary Shares upon the consummation of a business combination by the Issuer. Although a business combination will not occur within 60 days of this filing, the Reporting Persons are filing this Schedule 13D to reflect that each of the Sponsor, FWD Life and FWD Fuji may be deemed to be under indirect common control by Mr. Li. Each of the Reporting Persons disclaims beneficial ownership of securities that are not deemed to be beneficially owned by them pursuant to Rule 13d-3 under the Exchange Act.

On January 28, 2021, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), the Sponsor purchased 12,960,000 warrants (the “Placement Warrants”) at a price of $0.50 per Placement Warrant, pursuant to a Private Placement Warrants Purchase Agreement, dated January 25, 2021, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Warrant is exercisable to purchase one share of Class A Ordinary Share, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated January 25, 2021).

On January 28, 2021, FWD Life and FWD Fuji purchased 3,650,000 Class A Ordinary Shares and 3,250,000 Class A Ordinary Shares, respectively, in the Issuer’s IPO for $10.00 per share (as described more fully in the Issuer’s Final Prospectus dated January 25, 2021).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and certain Reporting Persons as further described in Item 6 below, the Sponsor has agreed (A) to vote its shares in favor of any proposed business combination; (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial business combination or (ii) an amendment to certain provisions of the Issuer’s amended and restated memorandum and articles of association; and (C) not to redeem any Founder Shares in connection with the liquidation of the Trust Account (as defined below) if the Issuer fails to complete an initial business combination within 24 months from the completion of its IPO. The Reporting Persons may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 37,375,000 Ordinary Shares, including 29,900,000 shares of Class A Ordinary Shares and 7,475,000 shares of Class B Ordinary Shares, outstanding as of January 28, 2021, as reported by the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on January 28, 2021) are as follows:

Bridgetown 2 LLC
a)		Amount beneficially owned: 13,108,662	Percentage: 35.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	6,208,662
	ii.	Shared power to vote or to direct the vote:	6,900,000
	iii.	Sole power to dispose or to direct the disposition of:	6,208,662
	iv.	Shared power to dispose or to direct the disposition of:	6,900,000

Richard Li
a)		Amount beneficially owned: 13,108,662	Percentage: 35.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	13,108,662
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	13,108,662

FWD Life Insurance Public Company Limited
a)		Amount beneficially owned: 3,650,000	Percentage: 9.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	3,650,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	3,650,000
	iv.	Shared power to dispose or to direct the disposition of:	0

FWD Fuji Life Insurance Company Limited
a)		Amount beneficially owned: 3,250,000	Percentage: 8.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,250,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,250,000

Richard Li, by virtue of his indirect ownership of the sole member of the Sponsor, may be deemed to beneficially own Class B Ordinary Shares held by the Sponsor. In addition, by virtue of his indirect majority ownership of FWD Group Limited, an indirect majority parent of FWD Life and FWD Fuji, Mr. Li may be deemed to beneficially own Class A Ordinary Shares held by such entities.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on November 3, 2021, 15,812,500 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. The Purchase Agreement provided that up to 2,062,500 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. In December 2020, the Sponsor returned to the Issuer for cancellation, at no cost, an aggregate of 10,062,500 Founder Shares, and transferred 947,097 Founder Shares to the Issuer’s Chief Executive Officer, 299,241 Founder Shares to an affiliate of the Sponsor and 5,000 Founder Shares to each of the Issuer’s independent directors and senior advisor, which amounts have been adjusted for the share dividend in January 2021 of 0.3 shares for each Ordinary Share in issue, as well as transfers back to the Sponsor by the Issuer’s independent directors and senior advisor of Founder Shares which they received as a result of the share dividend. On January 28, 2021, in connection with the full exercise of the underwriters’ over-allotment option, no Founder Shares were subject to forfeiture, resulting in the Sponsor owning 6,208,662 Class B Ordinary Shares on such date.

The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on December 31, 2020 (and is incorporated by reference herein as Exhibit 10.1).

Private Placement Warrants Purchase Agreement between the Issuer and Sponsor

On January 28, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 12,960,000 Placement Warrants at a price of $0.50 per Placement Warrant pursuant to the Subscription Agreement. The Placement Warrants and the securities underlying such Placement Warrants are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 29, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On January 25, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s amended and restated memorandum and articles of association that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the initial public offering or any other provisions relating to stockholders’ rights or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s amended and restated memorandum and articles of association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on January 29, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On January 25, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on January 29, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Registration Rights of FWD Entities

On January 28, 2021, FWD Life and FWD Fuji purchased 3,650,000 Class A Ordinary Shares and 3,250,000 Class A Ordinary Shares in the Issuer’s IPO, respectively, for $10.00 per share (as described more fully in the Issuer’s Final Prospectus dated January 25, 2021). The Issuer will file a registration statement following the IPO to register the resale of the Class A Ordinary Shares purchased by FWD Life and FWD Fuji in this offering. FWD Life and FWD Fuji will not be subject to any lock-up period with respect to any Class A Ordinary Shares each purchased. We will bear the expenses incurred in connection with the filing of any such registration statements.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of November 3, 2021, by and between the Issuer and Bridgetown 2 LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on December 31, 2020).

Exhibit 10.2	Private Placement Warrant Purchase Agreement, dated as of January 25, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 29, 2021).

Exhibit 10.3	Insider Letter, dated as of January 25, 2021, by and between the Issuer, the Sponsor, officers and directors and initial shareholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 29, 2021).

Exhibit 10.4	Registration Rights Agreement, dated as of January 25, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 29, 2021).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2021	BRIDGETOWN 2 LLC

	By:	/s/ Daniel Wong
		Name:	Daniel Wong
		Title:	Manager

Date: February 8, 2021	/s/ Li Tzar Kai, Richard
Li Tzar Kai, Richard

Date: February 8, 2021	FWD LIFE INSURANCE PUBLIC COMPANY LIMITED

	By:	/s/ David John Korunic
		Name:	David John Korunic
		Title:	Authorized Signatory

Date: February 8, 2021	FWD FUJI LIFE INSURANCE COMPANY LIMITED

	By:	/s/ Hideki Yamagishi
		Name:	Hideki Yamagishi
		Title:	Authorized Signatory